Exhibit 13.1
CERTIFICATION FURNISHED PURSUANT TO RULE 13a-14(b) (17 CFR 240.13a-
14(b)) OR RULE 15d-14(b) (17 CFR 240.15d-14(b)) AND SECTION 1350 OF
CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350),
PROMULGATED UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

In connection with the Annual Report of Telkom SA Limited (the “Company”) on Form
20-F for the year ending March 31, 2005 (the “Report”), we, Sizwe Nxasana, Chief
Executive Officer of the Company, and Kaushik Patel, Chief Financial Officer of the
Company, certify, pursuant to 18 U.S.C. Section 1350, promulgated under Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)
The Report fully complies with the requirements of Section 13(a) or 15(d)
of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: __________________, 2005 By:
___________________________
Sizwe Nxasana
Chief Executive Officer
(principal executive officer)
Date: __________________, 2005 By: ___________________________
Kaushik Patel
Chief Financial Officer
(principal financial officer)

The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b)
under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934,
as amended, or otherwise subject to the liability of that section.
/s/ Sizwe Nxasana
/s/ Kaushik Patel
July 15
July 12